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                                                                   EXHIBIT 12.1

                      STATEMENT RE COMPUTATION OF RATIOS

RATIO OF EARNINGS TO FIXED CHARGES

  For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance cost) and the portion of operating lease rental expense that is representative of the interest factor. Earnings from continuing operations for the period presented were reduced by certain noncash expenses, consisting principally of depreciation and amortization.

RATIO OF EBITDA TO INTEREST EXPENSE

  For purposes of determining the ratio of EBITDA ("earnings before interest expense, income tax expense, depreciation, and amortization") to interest expense, EBITDA is calculated as operating income (loss) plus depreciation and amortization. EBITDA is not intended to represent cash flow and does not represent a measure of cash available for distribution. EBITDA is a non-GAAP measure, but provides additional information for evaluating the Partnership's ability to service its debt. In addition, EBITDA is not intended as an alternative to earnings (loss) from continuing operations or net earnings
(loss). Interest expense consists of interest expense on all indebtedness (including amortization of deferred debt issuance cost).